Alliance Semiconductor Corporation

2900 Lakeside Drive

Santa Clara, California 95054

September 8, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Alliance Semiconductor Corporation

Schedule TO-I filed August 25, 2006

File No. 005-44755

Ladies and Gentlemen:

Regarding the Schedule TO-I filed with the Commission on August 25, 2006 (the “Filing”), Alliance Semiconductor Corporation (the “Company”) hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ALLIANCE SEMICONDUCTOR CORPORATION

/s/ MELVIN L. KEATING
By:	Melvin L. Keating
President and Chief Executive Officer